June 24, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joseph McCann, Esq.
Division of Corporation Finance

Re:	GigOptix, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed June 14, 2010
File No. 333-164740

Dear Mr. McCann:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 22, 2010 with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Form S-1”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Registration Fee Table

1.	Prior to requesting effectiveness, please revise the registration statement to disclose how many common shares underlie each warrant share. Please refer to Rule 430A of the Securities Act and Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and intends to file a pre-effective amendment to disclose the number of common shares underlying the warrants.

Description of Warrants, page 61

2.	Please revise to disclose how the “cashless” exercise price is calculated.

Response: The Company has revised its disclosure on page 62 to describe how the cashless exercise price is calculated.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact our counsel, Jeffrey Selman, by telephone at (650)320-7722 or by fax at (866)438-3891 should you have any questions or comments.

Sincerely,

/s/ Ronald K. Shelton
Ronald K. Shelton
Chief Financial Officer and Senior Vice President